Exhibit 99.1

Critical Metals Corp.

(Incorporated in the British Virgin Islands)

2025 Annual General Meeting

The notice of the Annual General Meeting of the Company to be held at 9:00 am London, UK Time on December 29, 2025 at https://www.cstproxy.com/criticalmetalscorp/2025 is set out in this document. Only those persons entered on the register of members of the Company as at December 3, 2025 (the “Record Date”) shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time.

Whether or not you propose to attend the Annual General Meeting, you are encouraged to complete and submit the accompanying Form of Proxy in accordance with the instructions printed on it. The Form of Proxy must be completed, signed and received or submitted by internet, no later than December 28, 2025. If you beneficially own shares in the Company on the Record Date through a broker or nominee, a separate voting instruction card will be sent so that you may give voting instructions to your broker or nominee.

The return of a completed Form of Proxy will not prevent a shareholder from attending the Annual General Meeting and voting if such shareholder wishes to do so, however, if a shareholder does attend and vote at the Annual General Meeting, any proxy appointment will be treated as revoked.

LETTER FROM OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Critical Metals Corp.

(Incorporated in the British Virgin Islands)

December 11, 2025

Dear shareholder,

Annual General Meeting – 2025

I am delighted to inform you that the first annual general meeting (the “Annual General Meeting”) of Critical Metals Corp. (the “Company”) will be held at 9:00 am London, UK Time on December 29, 2025 at https://www.cstproxy.com/criticalmetalscorp/2025.

The formal notice convening the Annual General Meeting is set out in this document (the “Notice”). Explanatory notes to each of the resolutions to be considered at the Annual General Meeting can be found later in this document. The Company’s Annual Report on Form 20-F including our audited financial statements for the fiscal year ended June 30, 2025 (the “Annual Report”) is available at https://www.cstproxy.com/criticalmetalscorp/2025.

In the opinion of the directors, approval of each of the resolutions to be proposed at the Annual General Meeting is in the best interests of the Company and its shareholders as a whole. Accordingly, the directors unanimously recommend that you vote in favor of each of the resolutions at the Annual General Meeting, as they intend to do in respect of their own beneficial shareholdings in the Company.

The Annual General Meeting is an opportunity for shareholders to communicate with the directors and I hope that you are able to attend. If you cannot attend, I would encourage you, regardless of the number of shares you own, to vote on the resolutions by completing and returning the enclosed Form of Proxy by December 28, 2025, or by voting online at https://www.cstproxy.com/criticalmetalscorp/2025 by December 28, 2025 or during the Annual General Meeting.

Only those persons entered on the register of members of the Company as at December 3, 2025 (the “Record Date”) shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. At the close of business on the Record Date, the Company had outstanding 117,904,504 ordinary shares, no par value.

If you beneficially own our shares in “street name”, you will receive a separate voting instruction card from your broker or nominee through whom you beneficially own your shares. You must follow any procedures or directions prescribed by your broker or nominee for the purposes of submitting your voting instructions; otherwise, your voting instructions may not be accepted by your broker or nominee.

Yours sincerely,

Tony Sage

Chairman and Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING

Critical Metals Corp.

(Incorporated in the British Virgin Islands)

Notice is hereby given that the annual general meeting of Critical Metals Corp. (the “Company”) will be held at 9:00 am London, UK Time on December 29, 2025 at https://www.cstproxy.com/criticalmetalscorp/2025 (the “Annual General Meeting”). You will be asked to consider and vote upon the resolutions set out below at the Annual General Meeting.

ORDINARY RESOLUTIONS

1.	To re-appoint Mykhailo Zhernov as Class I director of the Company.

2.	To ratify the appointment of CBIZ CPAs P.C. as auditor of the Company for the fiscal year ending June 30, 2026.

December 11, 2025

By order of the Board of Directors

Tony Sage

Chairman and Chief Executive Officer

Directors of Critical Metal Corp:	Registered Office:

Tony Sage – Chairman of the Board of Directors and Chief Executive Officer Malcolm Day - Director Michael Hanson - Director Michael C. Ryan - Director Mykhailo Zhernov - Director	c/o Maples Corporate Services (BVI) Limited Kingston Chambers, PO Box 173, Road Town Tortola, British Virgin Islands

Important Notes

Registered and beneficial holders: Only those persons on the register of members of the Company as at December 3, 2025 (the “Record Date”) shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time.

If you beneficially own our shares in “street name” through Cede & Co., as nominee for the Depositary Trust Company, as at the Record Date, you will receive a separate voting instruction card from your broker or nominee through whom you own your shares. You must follow any procedures or directions prescribed by your broker or nominee for the purposes of submitting your voting instructions; otherwise, your voting instructions may not be accepted by your broker or nominee. Your broker or nominee will submit your voting instructions according to your completed voting instruction card, and Cede & Co., the registered holder of your shares, or its appointed proxy, will vote your shares according to such voting instructions. You may also obtain a legal proxy from your broker or nominee to vote at the Annual General Meeting on behalf of the record holder, together with a proof of such record holder with respect to the holding of the shares at the Record Date.

Appointment of proxies: Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and vote on their behalf at the Annual General Meeting. To be valid, any Form of Proxy must be received no later than December 28, 2025. You can vote by internet by going to https://www.cstproxy.com/criticalmetalscorp/2025.

Effect of returning executed proxy without instructions: If you are a registered holder and submit proxy voting instructions but do not direct how your shares should be voted on each item, the person(s) named as proxy or proxies will vote or abstain from voting in his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Annual General Meeting. In the case of a shareholder which is a body corporate, the Form of Proxy must be executed under the hand of its duty authorized representative.

Revocation of proxy vote: If two or more valid but differing proxy appointments are received in respect of the same share, the one which is last received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the others as regards that share. Additionally, the return of a completed Form of Proxy will not prevent a shareholder attending the Annual General Meeting and voting in person if he/she wishes to do so, however, if a shareholder does attend and vote at the Annual General Meeting any proxy appointment will be treated as revoked.

Quorum: One-third of the voting power of the shares entitled to vote at the Annual General Meeting, present in person or by proxy (or if a corporation or other non-natural person by its duly authorized representative or proxy) shall constitute a quorum. Your shares are counted as present if you attend the Annual General Meeting and vote or if you properly vote by internet or mail in advance of the Annual General Meeting. If a quorum is not present within half an hour from the time appointed for the Annual General Meeting to commence or if during such meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall constitute a quorum. Where a shareholder is present in person or by proxy, such shareholder’s shares will be counted for the purpose of determining the presence of a quorum irrespective of whether the shares are voted or the shareholder abstains from voting.

Voting standard: A simple majority of the votes cast must be in favor of resolutions 1 and 2 to pass. A simple majority means a majority of the votes of those shareholders entitled to vote on the resolution and actually voting on the resolution. Any absent shareholders, shareholders who are present but do not vote, blanks and abstentions are not counted as votes cast; however, where specific choices are not indicated on a valid proxy, the shares represented by the valid proxy will be voted in accordance with the recommendations of the Board (i.e., “FOR” all nominees to the Board and “FOR” the ratification of the appointment of our independent registered public accounting firm).

Broker non-votes: A “broker non-vote” occurs when a broker or nominee of record holding shares for a beneficial owner does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals, even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are typically not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. Therefore, it is important for a shareholder that holds shares through a broker or nominee to instruct its broker or nominee how to vote its shares, if the shareholder wants its shares to count for all proposals.

Shareholders who have general queries about the Annual General Meeting should contact the Company at ir@criticalmetalscorp.com Attention: General Counsel. No other method of communication will be accepted. You may not use any electronic address provided either in this notice or any related documents (including the Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

Attendance at Virtual Annual General Meeting: To attend the Annual General Meeting to be held at 9:00 am London, UK Time on December 29, 2025, go to https://www.cstproxy.com/criticalmetalscorp/2025 and enter the control number found on your proxy card, voting instruction form or notice you previously received.

Notice: A copy of this Notice can be found at https://www.cstproxy.com/criticalmetalscorp/2025. Should you wish to request a further copy of this document, please send your request to the attention of the Company’s General Counsel at ir@criticalmetalscorp.com.

Solicitation Costs: We are paying for the distribution of the proxy materials and solicitation of the proxies. As part of this process, we reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our shareholders. Proxy solicitation expenses that we will pay include those for preparation, mailing, returning and tabulating the proxies. Our directors, officers, and employees may also solicit proxies on our behalf in person, by telephone, email, or facsimile, but they do not receive additional compensation for providing those services.

EXPLANATORY NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING

We will announce preliminary results at the Annual General Meeting. We will report final results by furnishing a Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) after the Annual General Meeting. The results will also published on our website as soon as practicable following the conclusion of the Annual General Meeting.

Resolutions 1 - Re-appointment of Class I directors

Under the Company’s Articles, the directors of the Company are classified into three classes: Class I Directors, Class II Directors, and Class III Directors.

At the first annual general meeting of the Company, the term of our Class I Director, Mykhailo Zhernov, expires. Mr. Zhernov has been nominated by our Board for re-election as a Class I Director at the Annual General Meeting. Biographical details of our current directors are set out below.

Class I Director Nominee Whose Terms Expire at the Annual General Meeting

Mykhailo Zhernov, 49, has served as a Director of the Company since the closing of the Business Combination on February 27, 2024. Mr. Zhernov has served as a Director of European Lithium Limited, an Australian Public Company limited by shares (“EUR”) since December 2021 and as a Director of LRH Resources Limited (Ireland) since July 2025. Mr. Zhernov has a track record of twenty nine years in the financial sector of Ukraine, CIS, Central and Eastern Europe and six years of experience in the mining industry globally. Mr. Zhernov has served as the managing partner at Millstone & Co Investment Company since 2016, a private investment company specializing on investment, asset and capital management. He was the founder and head of ALTERA FINANCE (altera-finance.com), the member of the supervisory boards of the insurance companies VUSO (vuso.ua), INNEX Stock Exchange, the head of the private banking in PJSC DIAMANTBANK. Mr. Zhernov holds an economics degree with a specialization in marketing from the National University Donetsk Ukraine.

Class II Directors Whose Terms Expire at the Second Annual General Meeting following our Nasdaq Listing Date

Malcolm Day, 61, has served as a Director of the Company since the closing of the Business Combination on February 27, 2024. Mr. Day has served as a Director of EUR since July 2012. In addition, Mr. Day is a Member of the Australian Institute of Company Directors. Since 1999 Mr. Day has been the Managing Director of ASX listed entity Moab Minerals Limited (ASX Code: MOM). Mr. Day commenced his career working in the civil construction industry for 10 years, six of which were spent in senior management as a Licensed Surveyor and then later as a Civil Engineer. Whilst working as a Surveyor, Mr. Day spent 3 years conducting mining and exploration surveys in remote Western Australia. Mr. Day holds a Bachelor of Applied Science in Surveying and Mapping.

Michael Hanson, 57, has served as a Director of the Company since the closing of the Business Combination on February 27, 2024. Mr. Hanson is currently a Partner at Hanson Peak LLP. Mr. Hanson also serves as a Director of Itchen Down Properties Limited. Mr. Hanson brings a wealth of expertise with over 30 years’ experience in Natural Resources and Corporate Finance sectors and has advised on a broad range of corporate transactions. Mr. Hanson has successfully advised on numerous IPOs, public and private equity raises and M&A transactions for many AIM, TSX and ASX listed companies. His postings have included Russia and South Africa.

Class III Directors Whose Terms Expire at the Third Annual General Meeting following our Nasdaq Listing Date

Tony Sage, 65, has served as the Chief Executive Officer of the Company since April 2024 and as Executive Chairman of the Company since the Closing of the Business Combination on February 27, 2024. Mr. Sage has served as Non-Executive Chairman of EUR since September 2016 transitioning to Executive Chairman of EUR in December 2021, and has more than 35 years’ experience in corporate advisory services, funds management and capital raising predominantly within the resource sector. Mr. Sage is based in Western Australia and has been involved in the management and financing of listed mining companies for the last 22 years. Mr. Sage has operated in Argentina, Brazil, Peru, Romania, Russia, Sierra Leone, Guinea, Cote d’Ivoire, Congo, South Africa, Indonesia, China and Australia. Mr. Sage currently holds the position of Executive Chairman of ASX listed CuFe Ltd and Non-Executive Chairman of ASX listed Cyclone Metals Limited. Mr. Sage holds a B. Bus. degree from Edith Cowan University, Western Australia, is a chartered accountant with the Chartered Accountants Australia and New Zealand (CAANZ), is a fellow of Certified Practicing Accountants in Australia (FCPA) and is a fellow of the Taxation Institute of Australia (FTIA).

Michael C. Ryan, 65, has served as a Director of the Company since March 1, 2025. Mr. Ryan previously served in the U.S. Air Force and more recently supported the Secretary of Defense through his work as an Executive at the U.S. Department of Defense. From October 2019 to October 2020, Mr. Ryan served as Deputy Assistant Secretary of Defense for European and NATO Policy for the U.S. Department of Defense. In this role, he supported the Secretary of Defense and oversaw policy issues related to the nations and international organizations of Europe (including the North Atlantic Treaty Organization and the European Union). Mr. Ryan spent twenty-five years in the United States Air Force, retiring with the rank of Colonel. He is a graduate of the French War College, served on Capitol Hill as a National Defense Fellow and is a distinguished graduate of the National Intelligence University. Mr. Ryan graduated from the U.S. Air Force Academy with a degree in History and Soviet Studies and holds a Master’s Degree from Troy University in International Relations.

Additional Information

The current composition of our Board committees is as follows:

	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Tony Sage			X
Malcolm Day			X
Michael Hanson	X	X
Michael C. Ryan
Mykhailo Zhernov	X	X	X

During the fiscal year ended June 30, 2025, all directors attended at least 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings of the committees on which he or she served. Additional information on our corporate governance starts on page 84 of our Annual Report on Form 20-F for the Fiscal Year Ended June 30, 2025.

Resolution 2- Ratification of re-appointment of auditor

The Audit Committee is responsible for the appointment, evaluation, compensation, retention, and, if appropriate, replacement of the auditor of the Company to audit the Company’s financial statements. The Audit Committee has selected CBIZ CPAs P.C., an independent registered public accounting firm, to serve as the Company’s auditor for the fiscal year ending June 30, 2026.

Shareholder approval is not required to appoint our auditor. Our Board believes, however, that submitting the appointment of our auditor to the shareholders for ratification is a matter of good corporate governance. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different auditor at any time during the year if it determines such a change would be in our best interests.

The fees of CBIZ CPAs P.C. for the fiscal year ended June 30, 2025 are included below.

YEAR ENDED June 30, 2025
Audit fees	509,009
Audit-related fees	-
Tax fees	-
All other fees	-
Total	509,009

“Audit Fees” are the aggregate fees for the audit of our annual consolidated financial statements and annual statutory financial statements, reviews of interim financial statements, review of our registration statement, and related consents.

“Audit-related Fees” are the aggregate fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.

“Tax Fees” are the aggregate fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services.

“Other Fees” are any additional amounts for products and services provided by the principal accountant.

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors. All services provided by our auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval policy.

We expect that a representative of CBIZ CPAs P.C. will attend the Annual General Meeting and the representative will have an opportunity to make a statement and respond to appropriate questions if he or she so chooses.

OTHER BUSINESS

The Board of Directors is not aware of any other business to be acted upon at the Annual General Meeting. However, if any other business properly comes before the Annual General Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

The Company’s filings with the SEC, including reports regarding the Company’s business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://www.criticalmetalscorp.com/sec-filings/.

The Company is subject to the information reporting requirements of the United States Securities Exchange Act of 1934 (the “Exchange Act”) that are applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice should not be taken as an admission that the Company is subject to those proxy rules.